MAINSTAY CBRE GLOBAL INFRASTRUCTURE MEGATRENDS FUND

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

October 26, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on Pre-Effective Amendment No. 3 to the Registration Statement of Form N-2 (the “Registration Statement”) for MainStay CBRE Global Infrastructure Megatrends Fund (the “Fund” or the “Registrant”) (SEC File Nos. 333-255283 and 811-23654)

Dear Mr. Cowan:

This letter responds to comments provided by you on October 26, 2021, with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on October 26, 2021. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

PROSPECTUS

1.	Please revise the disclosure on Page 55 of the Registration Statement under the heading “Action by Shareholders” to state that (i) the provisions requiring a majority of outstanding shares to join in bringing a derivative action do not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act; (ii) the exclusive jurisdiction provisions in the By-Laws may require shareholders to bring an action in an inconvenient or less favorable forum; and (iii) there may be questions regarding the enforceability of the exclusive jurisdiction provisions in the By-Laws because the 1933 Act and the 1940 Act allow claims to be brought in state and federal courts.

Response: The Registrant appreciates that Staff’s comments and undertakes to include the following updated disclosure in the Fund’s definitive prospectus filed pursuant to Rule 424 under the Securities Act of 1933 Act, as amended (the “1933 Act”):

Action by Shareholders

Under the Declaration of Trust and By-Laws, shareholder action can be taken at an annual or special meeting of shareholders or by written consent. In addition, the Declaration of Trust prohibits derivative actions on behalf of the Fund by any person who is not a Trustee or shareholder of the Fund, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act. No shareholder may maintain a derivative action on behalf of the Fund unless holders of at least a majority of the outstanding shares join in the bringing of such action, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act. The By-Laws provide that the federal or state courts in Delaware shall be the exclusive forum in which certain types of litigation may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. In addition, there may be questions regarding the enforceability of this provision because the Securities Act of 1933 Act, as amended, and the 1940 Act allow claims to be brought in state and federal courts. The By-Laws provide that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

STATEMENT OF ADDITIONAL INFORMATION

2.	On page S-26 of the SAI, please delete the following statement:

For purposes of determining compliance with the Fund’s policy on concentrating its investments in any one industry, the Fund will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry.

Response: The Registrant appreciates that Staff’s comments and undertakes to delete the requested disclosure in the Fund’s registration statement filed pursuant to Rule 424 under the 1933 Act.

* * *

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady

Brian J. McGrady

Assistant Secretary